Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 22, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	DBV Technologies, S.A.

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted August 29, 2014

CIK No. 0001613780

Dear Mr. Riedler:

This letter is being submitted on behalf of DBV Technologies, S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted on August 29, 2014 (the “Draft Registration Statement”), as set forth in your letter dated September 12, 2014 addressed to Dr. Pierre-Henri Benhamou, Chairman and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing with the Commission a Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

September 22, 2014

Use of Proceeds, page 55

1.	We note your response to prior comment 13. While we recognize the uncertainty involved in predicting the clinical stage you will achieve for your product candidates, we believe that such estimates are a material part of your disclosure. Please amend your registration statement to state the clinical stage you hope to achieve for both Viaskin Peanut and Viaskin Milk using your offering proceeds. You may note that your clinical development is subject to multiple external factors that may impact its progress.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Registration Statement.

2.	We note your response to prior comment 14 and we re-issue the comment in part. From your revised disclosure it appears that you have a specific plan to allocate a portion of your anticipated offering proceeds toward research and development. Please amend your registration statement to indicate the approximate amount to be allocated for research and development and limit the disclosure concerning the remainder of your net proceeds to working capital, capital expenditures, etc.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Repayable Advances, page 67

3.	Please refer to prior comment 16. As originally requested, please explain the nature of the underlying milestone events and the factors that you considered in determining the timing for repayment of the repayable advances. In particular, revise your disclosure to describe what “technical or commercial success” means in each instance and clarify whether you record the repayment obligation because you have met the repayment requirements or because you believe it is probable that an outflow of resources will be required to settle the obligation (under paragraph 14 of IAS 37). To the extent you record the obligation under some other authoritative guidance, separately explain to us what guidance you follow.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the conditional advances (referred to as “repayable advances” in the Draft Registration Statement and referred to as “conditional advances” in the Registration Statement for clarity and consistency) are accounted for and classified in our statement of financial position as financial liabilities in accordance with IAS 32 Financial Instruments: Presentation (“IAS 32”) as they represent contractual obligations to deliver cash to OSEO or COFACE as applicable, as defined in paragraph 11 of IAS 32. In addition, in response to the Staff’s comment,

September 22, 2014

the Company advises the Staff that under the terms of each of the referenced conditional advances from OSEO, “technical or commercial success” is not specifically defined but rather is determined by OSEO in its sole, subjective discretion based on progress reports provided to OSEO by the Company from time to time during the course of the project.

Once a project has been selected for funding by OSEO, both a payment and a repayment schedule are defined by contract. As the project advances, the Company provides OSEO with one or more interim progress reports and a final report when the funded project ends. Based on these reports, OSEO makes a subjective determination, in its sole discretion, as to whether the project is a partial or total technical or commercial success, or a technical or commercial failure. In the event OSEO determines that the project is a failure, the Company is required by contract to repay a minimum amount. In the event OSEO determines that the project is a partial success, there is a specified repayment schedule provided that the parties may renegotiate a different repayment schedule in good faith. In the event OSEO determines that the project is a complete success, the Company is obliged to repay the full amount specified in the contract.

The Company advises the Staff that in all cases where a determination has not yet been made by OSEO regarding technical or commercial success, the Company has assumed that OSEO will determine that the project will be a total technical or commercial success, and thus the maximum amount repayable with respect to such project will become due. As a result, the repayable advance is recognized for the full amount as a financial liability in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) paragraph 9 based on expected cash flows required to settle the obligation. If the Company revises its estimate of cash flows based on OSEO’s determination of technical or commercial success, the carrying amount of the financial liability resulting from the conditional advance is adjusted to reflect the revised estimated cash flows in accordance with IAS 39 paragraph AG8, as disclosed in Note 3.10 beginning on page F-13 of the Registration Statement. The Company further clarifies to the Staff that the accounting for conditional advances is not governed by IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

The COFACE conditional advance is recorded in a similar manner. Under this advance, in effect, the Company received an advance payment which is repayable at the rate of up to 7% of the export sales of Diallertest for a period of 5 years ending April 30, 2017. The total repayment amount is limited to the amount of the advance received. In the event the Company has not repaid the full advance at April 30, 2017, the balance will be written off.

In response to the Staff’s comment, the Company has amended the disclosure on pages 69-70 and F-13 to F-14, F-22 to F-25 and F-56 to F-57 of the Registration Statement to clarify the manner in which technical and commercial success is determined and the basis for the Company’s assumption of total technical or commercial success prior to OSEO’s final determination.

September 22, 2014

Notes to Financial Statements

Note 1: The Company, page F-7

4.	Please refer to prior comment 25. We acknowledge the information provided in your response. However, your reference to “near term periods” is unclear. Please provide an approximate quantification of this term. Also, separately describe to us the key terms governing your strategic research partnerships and other collaboration arrangements, such as those with Sanofi, Jaffe Food, Stallergenes, Institut National de la Sante and BioNet-Asia.

RESPONSE: The Company acknowledges the Staff’s comment and summarizes below the key terms of the referenced agreements. As indicated below for each of the research partnerships and other collaboration agreements, we generally view “near term periods” as being within the next 12 calendar months.

a) Collaborative Research Agreement with the Icahn School of Medicine at Mount Sinai (Jaffe Food Allergy Institute) (2013): This agreement relates to an academic research project focused on further understanding the mechanism of action of EPIT. Under this agreement, the research will be conducted solely by Mount Sinai with no financial support from the Company aside from the provision of Viaskin patches necessary to advance the research project, which the Company advises the Staff are not expected to be material in amount or cost. In the event any intellectual property is created during the course of the research project, the Company has a customary option to negotiate a mutually agreeable royalty-bearing license for such intellectual property. The Company advises the Staff that this project has not yet been completed, no such intellectual property has been identified and the option has not been exercised. The Company advises the Staff that it does not expect the research project to be completed at any time within at least the next 12 calendar months.

b) Research Agreement with the Icahn School of Medicine at Mount Sinai (2014): This agreement relates to an academic research project focused on evaluating a potential application of EPIT for Crohn’s disease. Under this agreement, the research will be conducted solely by Mount Sinai. The Company is obligated to reimburse Mount Sinai for certain costs associated with the research project in an amount not to exceed US$95,063. The Company is also required to provide Viaskin patches necessary to advance the research project, which the Company advises the Staff are not expected to be material in amount or cost. In the event any intellectual property is created during the course of the research project, the Company has a customary option to negotiate a mutually agreeable royalty-bearing license for such intellectual property. The Company advises the Staff that this project has not yet been completed, no such intellectual property has been identified and the option has not been exercised. The Company advises the Staff that it does not expect the research project to be completed at any time within at least the next 12 calendar months.

September 22, 2014

c) Research and Development Collaboration Agreement with Bio-Net Asia Co. Ltd. (2013). This agreement relates to a collaborative research project focused on pre-clinical and proof-of-concept clinical development utilizing the Company’s EPIT technology platform with Bio-Net’s recombinant nontoxic Pertussis Toxin (rPT) for a potential booster vaccine for pertussis (whooping cough) product candidate. Under this agreement, Bio-Net undertakes to provide pre-clinical and clinical supply at its own expense, and the Company undertakes to use its reasonable efforts to conduct a pre-clinical and a proof-of-concept clinical study program to identify a potential product candidate, at its own expense. The research project is managed by a steering committee comprised of an equal number of representatives from each of Bio-Net and the Company. Upon successful completion of the research project, if at all, the parties agree to negotiate the terms of a commercial agreement for this potential product candidate. The Company advises the Staff that the research project remains in the pre-clinical phase, with a small proof-of-concept clinical study expected to commence in 2015. The Company advises the Staff that the Steering Committee-approved budget for these activities is not expected to exceed 1% of the Company’s anticipated research and development expense for 2015 or 2016.

d) Master Collaboration Agreement (MCA) with Stallergenes SA (2013). This agreement relates to a collaborative research project focused on the development of one or more potential product candidates utilizing the Company’s EPIT technology platform in combination with certain aeroallergens provided by Stallergenes. The collaboration is managed by a joint steering committee comprised of an equal number of representatives from each of the Company and Stallergenes. Each product candidate to be developed under the collaboration is to be the subject of a separately negotiated implementation agreement mutually agreeable to the parties.

e) Implementation Agreement with Stallergenes SA (2013). This agreement relates to the selection of a product candidate under the MCA for the development of a product candidate for the treatment of birch allergy. Under the implementation agreement, the Company is initially required to perform certain pre-clinical development activities, which are not expected to result in a material expense to the Company, but in any event are subject to reimbursement by Stallergenes under the agreement. Upon successful completion of such pre-clinical development activities, which is still on-going, Stallergenes has the option, but not the obligation, of moving forward with the clinical development of the product candidate, on its own and at its own expense, in exchange for a milestone payment payable to the Company. Thereafter, the Company would be entitled to specified clinical, regulatory and commercial milestone payments. Upon commercialization of the product, the Company would be entitled to a specified royalty based on net sales. Under the agreement, the Company would provide the clinical and commercial supply of the product at a negotiated mark-up to the Company’s cost of goods sold for such product, as specified in the agreement. The Company advises the Staff that, as of the date of this letter, no such product candidate has been identified and it would expect any such clinical development program, to be conducted by Stallergenes on its own and at its own expense, would take several years before any such product was commercialized.

f) Master Collaboration Agreement with Institut National de la Sante Et de la Recherche Medicale (INSERM) (2013). This agreement relates to an academic research project

September 22, 2014

focused on evaluating a potential application of EPIT for hemophilia A using recombinant Factor VIII (FVIII) protein. Under this agreement, the research will be conducted solely by INSERM. The Company is obligated to reimburse INSERM for certain costs associated with the research project in an amount not to exceed €20,000. Any data resulting from the research project would be co-owned by INSERM and the Company. The Company advises the Staff that this project has not yet been completed and is not expected to be completed at any time within at least the next 12 calendar months.

The Company respectfully advises the Staff that none of the above-referenced research projects have had a material impact on the Company’s financial position or financial statements for any of the periods presented, nor is any such project expected to have a material impact at any time within at least the next 12 calendar months, if ever. Each of these projects concern very early-stage, pre-clinical or proof-of-concept clinical research programs and none have resulted in a bona fide product candidate. The Company advises the Staff that in the event any of these research programs advance to the stage where a bona fide product candidate is identified, as a result of which significant clinical development to be conducted by the Company is expected to commence, it would expect to provide additional disclosure in its public filings regarding the timing and nature of these development programs, including appropriate disclosure in MD&A regarding the expected impact of such programs on the Company’s financial position, results of operations and cash flows in the current or future periods. Given the early-stage nature of these programs, and the limited financial impact of these programs currently, and the speculative nature of early-stage development programs generally, the Company advises the Staff that it does not believe additional disclosure concerning these programs is required.

In addition to the above research agreements described above, the Company advises the Staff that it is party to two clinical supply agreements with Sanofi Chime, its third party contract manufacturing organization, for the production of at least one technical batch and at least one clinical batch (and in the case of Viaskin Peanut at least three validation batches) of the active pharmaceutical ingredient (API) for the Company’s Viaskin Peanut and Viaskin Milk product candidates, respectively. The Company advises the Staff that none of these required purchases are material in amount or expense, and the Company is not required to purchase any additional supply of API beyond these amounts. The Company advises the Staff that it considers these agreements to be on customary terms and entered into in the ordinary course of business.

Note 3: Accounting Principles

3.10 Subsidies and Conditional Advances, page F-13

5.

Please refer to prior comment 27. Please describe to us the technical and commercial achievements of ImmunaVia that governed your recognition and deferral of subsidies income. In addition, please explain to us how the technical and commercial achievements governing the accounting treatment for the OSEO repayable conditional advances and the subsidies are consistent with one another. Also, explain how revenue recognition for subsidies based upon

September 22, 2014

“technical and commercial achievements” is consistent with revenue “recognized ratably through income,” as disclosed on page F-13.

RESPONSE: The Company refers the Staff to its response to Comment 3 above concerning the conditional advances from OSEO and the determination of technical and commercial success in connection with these awards. The Company also refers the Staff to the revised disclosure on pages 69 and 70 of the Registration Statement regarding (i) the conditional advances from OSEO for various development projects, including ImmunaVia, for which the Company has received an advance from OSEO as disclosed in Note 11.1 on page F-22 of the Registration Statement (ii) the non-refundable subsidy from OSEO for the Company’s house dust mite product candidate, which the Company refers to as the ImmunaVia project, and (iii) the conditional advance from COFACE to support the promotion of our Diallertest Milk product internationally.

As reflected in the revised disclosure, the Company records the OSEO conditional advances as a financial liability based on its own judgment of the expected cash flows and the technical feasibility and the stage of development of the funded program in accordance with IAS 39. In addition, as disclosed in Note 3.10 on page F-13 of the Registration Statement, the OSEO conditional advances do not bear interest. The effect of the discount is considered a subsidy and is recognized in “Other Income” in our consolidated statement of income in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance paragraphs 20 and 29.

In response to the Staff’s comment, the Company has amended the disclosure on pages F-13 to F-14 of the Registration Statement to clarify the accounting policy for these awards.

Note 24: Events After the Close of the Year, page F-47

6.	Please refer to prior comment 29. We acknowledge the information provided in your response. However, your reference to “near term periods” is unclear. Please provide an approximate quantification of this term. Also, separately describe to us the key terms governing your agreement with the Ichan School of Medicine.

RESPONSE: The Company refers the Staff to its response to Comment 4 above, and particularly 4(b) which provides a description of the key terms governing our agreement with the Icahn School of Medicine.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:	Dr. Pierre-Henri Benhamou, DBV Technologies, S.A.
David Schilansky, DBV Technologies, S.A.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Qing Nian, Esq., Goodwin Procter LLP